Exhibit 99.1

Enlivex Announces Third Quarter 2022 Financial Results and Provides a Business Update

●	Received frozen-formulation Allocetra™ IND clearance from The U.S. Food And Drug Administration (FDA) for treatment of patients with advanced solid tumors

●	The protocol of the IND includes intravenous administration of frozen-formulation Allocetra™, stand-alone, and in combination with a PD1 checkpoint inhibitor, to a study population that encompasses adult patients with advanced, unresectable or metastatic solid tumors that have relapsed or have been refractory to available approved therapies, or patients who are not eligible for, or have declined, additional standard-of-care systemic therapy

●	Dosed first patient in Phase I/II multi-center clinical trial in Israel evaluating Allocetra™ alone and in combination with a PD1 checkpoint inhibitor in patients with advanced solid tumors

●	Presented new preclinical data at the European Society for Medical Oncology Congress 2022: Combining cisplatin with Allocetra™ led to a substantial and statistically significant survival benefit in a murine mesothelioma model, with a survival rate of 55% observed in the combination therapy group versus rates of 0% in untreated and cisplatin monotherapy groups, and 14.2% in the Allocetra™ monotherapy group

●	Obtained clearances from regulatory authorities in Israel, Spain and Greece for amendments to the protocol of the Company’s ongoing Phase II trial evaluating Allocetra™ in patients with sepsis. The amendments enable the treatment of newly recruited patients with a frozen Allocetra™ formulation and allow expansion of the study population, which was originally limited to patients with pneumonia-associated sepsis, to include patients whose septic condition stems from biliary, urinary tract or abdominal infections

Nes-Ziona, Israel, Dec. 05, 2022 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, on December 2, 2022 filed with the SEC its financial results and related management’s discussion for the third quarter ended September 30, 2022.

“We are continuing to execute our stated operating plan across the different clinical verticals,” said Oren Hershkovitz, Ph.D., Chief Executive Officer of Enlivex. “Our oncology program now includes two clinical trials that have initiated patient enrollment. These trials were initiated following a set of preclinical studies that provided strong a scientific rationale for the potential effect of Allocetra™, alone and in combination with a PD1 checkpoint inhibitor, in patients with advanced solid tumors who have poor treatment alternatives.”

Dr. Hershkovitz continued, “The IND clearance by the FDA of frozen-formulation Allocetra™ for treatment of patients with advanced solid tumors enables Enlivex to potentially add U.S.-based solid tumor patients to our ongoing study, as well as allow oncology investigators in the United States who are excited about the potential therapeutic effect of Allocetra™ in solid tumor patients to initiate investigator-initiated clinical trials in the United States subject to FDA’s clearance of cross-referencing INDs, thereby allowing Enlivex to potentially observe the potential clinical effect of Allocetra™ in a variety of different cancers and patient populations. Alongside our progress in oncology, we are pleased to have received clearance by several European regulatory agencies for the incorporation of Allocetra’s™ frozen formulation into our Phase II sepsis trial, alongside the expansion of the study’s target patient population to include various causes of sepsis in order to potentially accelerate Allocetra’s™ development and optimize our commercial prospects. In addition, we expect that our cash runway will extend beyond the various planned data readouts from our clinical trials, allowing us to focus on proper execution of our operating plan.”

Third Quarter 2022 Financial Results:

Research and development expenses were $4.2 million for the three months ended September 30, 2022, as compared to $2.7 million for the same period in 2021. 56% of the increase was associated with expenses relating to clinical studies, pre-clinical studies, an increase in the number of Allocetra™ doses that were manufactured and inventoried, and lease payments and overhead expenses with respect to our new manufacturing plant. 23% of the increase was associated with an increase in salaries as a result of hiring additional R&D personnel and certain pay increases for existing R&D personnel.

General and administrative expenses were $1.5 million for the three months ended September 30, 2022, as compared to $1.1 million for the same period in 2021. 31% of the increase was associated with expenses relating to salaries of newly recruited management team members, 21% to an increase in intellectual property regulatory expenses, and 9% in non-cash share-based compensation expense. For the nine month period ending September 30, 2022, compensation paid to executive and non-executive board members, in the aggregate, decreased by $346,000

Net loss for the three months ended September 30, 2022 was $5.7 million, as compared to a net loss of $3.4 million for the three months ended September 30, 2021. This increase resulted primarily from clinical studies, pre-clinical studies and an increase in the number of Allocetra TM doses that were manufactured and inventoried, as well as from an increase in salaries as a result of hiring additional R&D personnel and certain pay increases for existing R&D personnel. Additionally, net loss increased for the three months ended September 30, 2022 due to non-operating losses associated with changes in the fair value of marketable securities and currency fluctuations on cash and cash equivalents and deposits denominated in New Israeli Shekels, as compared to a non-operating gain for the three months ended September 30, 2021.

As of September 30, 2022, Enlivex had cash and cash equivalents of $57.7 million. The Company believes its existing cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements through the third quarter of 2024.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com